SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Oil Discovery in the Campos Basin

(Rio de Janeiro, January 30, 2003). - PETROLEO BRASILEIRO S.A - Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil's largest oil and gas, petrochemicals and energy company, announces that has made a new oil discovery in the Campos Basin through its pioneer 9-MLL-3 well. This well, with a total depth of 3,000 meters and in a water depth of 980 meters, is located close to the Marlim Leste field, a deepwater offshore area in the Campos Basin.

The Marlim Leste field is located 95 km from the coast in water depths varying between 900 and 2000 meters and was discovered in 1987 and has estimated reserves of 270 million boe.

The drilling of the 9-MLL-3 well was based on the results of geological studies recently carried out by Petrobras. Using the most modern technology, these studies indicated the possibility of other oil reserves close to already known reservoirs in the field.

The results of drilling have confirmed the existence of further reserves with oil-bearing reservoirs 37 and 12 meters thick respectively.

The new discovery is estimated to have reserves of approximately 150 million boe and contains oil at 20 degrees API.

Petrobras has already begun studies to verify the new discovery's commercial feasibility, possibly using the same production infrastructure as Marlim Leste field, currently in the implementation phase.

The start-up of the Marlim Leste operations is forecasted for 2006, with an estimated daily production, which including the new find, could reach as a high as 140,000 barrels.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.